UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number 001-41095

IMPERIAL PETROLEUM INC.

(Translation of registrant’s name into English)

331 Kifissias Avenue Erithrea 14561 Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release of Imperial Petroleum Inc. (the “Company”) dated March 8, 2022 titled “Imperial Petroleum Inc. Announces Agreement to Acquire Two Product Tankers”.

***

As of March 3, 2022, an aggregate of 5,510,000 of the Class Warrants issued in the Company’s underwritten public offering of 11,040,000 common shares and 11,040,000 Class A Warrants, had been exercised for 5,510,000 of the Company’s common shares, resulting in proceeds to the Company of $6,887,500 from such warrant exercises. As of March 3, 2022, the Company has 21,235,272 Common Shares and 795,878 8.75% Series A Cumulative Redeemable Perpetual Preferred Shares issued and outstanding, as well as Class A Warrants to purchase up to 5,530,000 Common Shares at an exercise price of $1.25 per share, and underwriters warrants to purchase up to 552,000 Common Shares at an exercise price of $1.375 per share.

EXHIBIT INDEX

99.1	Press Release, dated March 8, 2022.
99.2	Memoranda of Agreement for M.R. product tankers

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 8, 2022

IMPERIAL PETROLEUM INC.

By:	/s/ Harry Vafias
Name:	Harry Vafias
Title:	Chief Executive Officer